FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2007
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, A Grigorian°, N J Holland
†
(Chief Financial Officer), G Marcus,
J M McMahon
†
, J G Hopwood, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za
Enquires
Nerina Bodasing
Tel
+27 11 644-2630
Fax +27 11 484-0639
Mobile 082 940 7505
Nerina.bodasing@goldfields.co.za
UNITED STATES
Willie Jacobsz
Tel
+27 11 644-2460
Fax +27 11 484-0639
Mobile 082 493 1377
Williej@goldfields.co.za
MEDIA RELEASE
GOLD FIELDS COMPLETES SALE OF ITS
VENEZUELAN ASSETS
Johannesburg, 3 December 2007: Gold Fields Limited (Gold
Fields) (NYSE, JSE, DIFX: GFI) is pleased to announce the
successful completion of the transaction announced on 12
October 2007, whereby Gold Fields has disposed of all its assets in Venezuela to Rusoro Mining Ltd. (Rusoro) (TSXV: RML).
Gold Fields received US$180 million in cash and 140 million
newly-issued Rusoro shares, which represent approximately
37% of the outstanding shares of Rusoro.
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production of 4.0 million ounces per annum, mineral reserves of 94 million ounces and mineral resources of 252 million ounces. The Group employs some 47,000 permanent employees across its operations and is listed on the JSE Limited South Africa (primary listing), the New York Stock Exchange (NYSE) and the Dubai International
Financial Exchange (DIFX).
-ends-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 December 2007

GOLD FIELDS LIMITED
By:

Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs